EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,		Six months ended June 30,
( in thousands )	2008	2007	2008	2007
EARNINGS (LOSSES) AS DEFINED:
Earnings (losses) from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$(725,797)	$169,915	$(568,755)	$289,829
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	7,811	13,790	16,557	26,391

Earnings (losses) as defined	$(717,986)	$183,705	$(552,198)	$316,220

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$4,874	$10,729	$10,706	$20,930
Interest capitalized	985	33	1,254	122
Portion of rental expense representative of the interest factor	2,937	3,061	5,851	5,461
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$8,816	$13,843	$17,851	$26,553

RATIO OF EARNINGS TO FIXED CHARGES	—	13.27	—	11.91